
10010255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ACTIONVIEW INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

NEVADA	87-0542172
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4115 Blackhawk Plaza Circle, Suite 100, Danville CA 94506
(address of principal executive offices)

4899
Industrial Classification

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 - NOTIFICATION

Item 1. **Significant Parties**

Names and addresses of the Company's officers and directors:

Name and Address	Position(s) Held
Gary Nerison 4115 Blackhawk Plaza Circle Suite 100 Danville, CA 94506	Chief Executive Officer Chairman of Board of Directors
Tony Lopez 4115 Blackhawk Plaza Circle Suite 100 Danville, CA 94506	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danville, State of California, on March 19, 2010.

ACTIONVIEW INTERNATIONAL, INC.

By: Gary [illegible]rison, Chairman and Chief Executive Officer

By: [illegible], Director

C/O Fax 703.813.6963

March 19, 2010

Jay Williamson
Securities & Exchange Commission

Re: Form 1-A filed on behalf of ActionView International, Inc.

Mr. Williamson:

The attached facsimile contains the revised first page of the Form 1-A previously filed on behalf of ActionView International, Inc. which includes the delayed effectiveness language you requested. Also please find the signature page for this revision.

If there are any further comments or questions, please do not hesitate to call.

Gary Nerison,

Chairman
ActionView International, Inc.